UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 13, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 13, 2013, entitled “CNOOC Limited to examine LNG development in British Columbia, Canada through Nexen”.

Exhibit 99.1

For Immediate Release

CNOOC Limited to examine LNG development in British Columbia, Canada through Nexen

(Hong Kong, Nov 13, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced today that its wholly-owned subsidiary Nexen Energy ULC (Nexen), has entered into an exclusive agreement with the Government of British Columbia, Canada to examine the viability of constructing a liquefied natural gas (LNG) plant and export terminal at Grassy Point near Prince Rupert, British Columbia, Canada.

Overview of CNOOC Limited’s Canadian shale gas holdings and proximity to Grassy Point site in British Columbia, Canada.

The agreement with the Government of British Columbia, represented by the Ministry of Forests, Lands and Natural Resource Operations, grants Nexen and its joint venture partners INPEX Corporation and JGC Corporation, the exclusive right to pursue long-term access to Crown land at Grassy Point.

“LNG export is the most attractive option for maximizing the value of our Canadian shale gas business,” said Li Fanrong, CEO of CNOOC Limited. “With robust financial capacity, a track record of efficient, innovative and responsible development and significant LNG expertise, Nexen and our joint venture partners are well positioned to pursue this opportunity.”

In addition to assessing the suitability of the Grassy Point site, the decision to proceed with LNG development is  subject to a variety of internal and external approvals. Financial attractiveness is dependent on acceptable cost estimates, fiscal terms and obtaining acceptably-priced sales agreements.

“We have a long process ahead that includes a site viability review, a comprehensive environmental impact assessment and stakeholder consultation,” said Kevin Reinhart, CEO of Nexen. “Throughout the planning process, we’ll also examine the steps we can take to help the Province of British Columbia realize its goal of creating a strong and competitive LNG industry that creates jobs, strengthens pan-Pacific trading relationships and delivers lasting social and economic benefits.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Patti Lewis
Nexen Energy ULC
Tel: +1 403 699-6119
E-mail: Patti_Lewis@nexeninc.com

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com